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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              Amendment No. __ /*/


                          New Generation Holdings, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    64446R108
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                                 (CUSIP Number)


                  Thomas R. Marshall, Executive Vice President
                          New Generation Holdings, Inc.
                          400 West Broadway, 6th Floor
                            New York, New York 10012
                                 (212) 937-5054
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 29, 2000
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18


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of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 64446R108
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Icare BVBA
          (Taxpayer ID No.   N\A )

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a)  [   ]
                    (b)  [   ]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

          OO

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Belgium

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                         7    SOLE VOTING POWER
     NUMBER OF
                              965,987
     SHARES              ----------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY
                              0
     OWNED BY            ----------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH

     REPORTING                965,987

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                         ----------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                              965,987

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 [   ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.4%

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14   TYPE OF REPORTING PERSON*

          CO

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PAGE
CUSIP No. 64446R108
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Robert Jordaens

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)  [   ]
                                                    (b)  [   ]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

                  OO

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Belgium

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                         7    SOLE VOTING POWER
     NUMBER OF
                              0
     SHARES              ----------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY
                              965,987
     OWNED BY            ----------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH

     REPORTING                0
                         ----------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     965,987

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                  965,987

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 [  x ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.4%

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14   TYPE OF REPORTING PERSON*

                  IN


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ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock, par value $0.001 (the "Common Stock"), of New Generation Holdings, Inc. (the "Issuer"). Based solely on information provided by the Issuer, as of February 21, 2001 there were 15,074,788 shares of Common Stock issued and outstanding.

         The address of the Issuer's principal executive office is 400 West Broadway, 6th Floor, New York, NY 10012.


ITEM 2. IDENTITY AND BACKGROUND.

         The persons filing this statement are Icare BVBA ("Icare") and Robert Jordaens ("Mr. Jordaens"). Mr. Jordaens is the majority shareholder and sole director of Icare. Icare is a Belgian Corporation. Mr. Jordaens is an individual.

         (b-c). Icare's main business address is Boterbloemlaan 82, Halle-Zoersel, Belgium. Icare is a private company that provides certain management services in the software industry. Mr. Jordaens business address is Boterbloemlaan 82, Halle-Zoersel, Belgium.

         (d). Neither Icare nor Mr. Jordaens has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e). During the last five years, neither Icare nor Mr. Jordaens have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f). Icare is a Belgian company. Mr. Jordaens is a citizen of Belgium.



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 29, 2000 Icare acquired 965,987 shares of Common Stock (the "Shares") in exchange for 156,250 shares of Minerva Softcare, NV, a Belgian company, pursuant to a Share Exchange Agreement (the "Agreement") dated as of November 17, 2000 by and among the Issuer and New Generation Partners, Inc., a wholly owned subsidiary of the Issuer, on one hand, and Minerva


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Softcare, NV, Robert Jordaens, Icare BVBA, Rene De Vleeschauwer and Icare.


ITEM 4. PURPOSE OF TRANSACTION.

         Icare acquired the Shares for investment purposes and does not have any plans or proposals which relate to or that would result in any of the matters set forth in paragraphs a-f of this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Icare beneficially owns in the aggregate 965,987 shares of Common Stock or 6.4% of the issued and outstanding shares of Common Stock.

         (b) Icare has the sole power to vote on 965,987 shares of Common Stock.

         (c) Within the past 60 days, Icare has not made any transactions in the Common Stock other than the acquisition which is the subject of this filing.

         (d) No persons, other than Icare, has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Icare.

         (e) NA


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or Relationships between Icare and any person with respect to the securities of the Issuer. Icare will acquire 42,188 shares of the Issuer's common stock in exchange for 6,824 shares of common stock of Minerva owned by Icare upon the completion of certain transactions under the Agreement during the first quarter of 2001.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The Share Exchange Agreement by and among the Issuer and New Generation Partners, Inc., a wholly owned subsidiary of the Issuer, Robert Jordaens, Icare BVBA, Rene De Vleeschauwer and Icare pursuant to which Icare acquired the Shares is hereby incorporated by reference to Exhibit 10 of the Issuer's Form 8-K filed on February 28, 2001.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: February 28, 2001

                                       ICARE BVBA

                                       By: /s/ Robert Jordaens
                                           --------------------------------
                                       Name:    Robert Jordaens
                                       Title:   Director


                                            /s/ Robert Jordaens
                                            --------------------------------
                                            ROBERT JORDAENS